Exhibit 23.1

Acknowledgement of Independent Reserves Evaluators

We agree to the inclusion in the Annual Report on Form 10-K for the year ended December 31, 2005, and filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 of extracts and disclosures derived from our report to Karakudukmunay JSC dated March 3, 2006, with respect to the evaluation of crude oil reserves of Karakudukmunay JSC.

We also agree to the incorporation of extracts and disclosures derived from our report dated March 3, 2006 with respect to the evaluation of crude oil reserves of Karakudukmunay JSC included in the Preliminary Proxy Statement dated April 28, 2006, and filed pursuant to Section 14(A) of the Securities Exchange Act of 1934.

Sincerely,
McDaniel & Associates Consultants Ltd.

/s/  B.H. Emslie
B.H. Emslie, P. Eng.
Senior Vice President

April 26, 2006
Calgary, Canada